SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal

Special Meeting of Class "B1" Preferred Shareholders

2026

AXIA
ENERGIA

2026

Index

1. Manual for Participation	3
1.1 Introduction	3
1.2 Exclusively Digital Special Meeting	3
1.3 Remote Voting Ballot (BVD)	5
1.4 Required Documents	7
1.5 Registration and Accreditation	9
2. Management Proposal	12
2.1. General Guidelines	12
2.2. Agenda	12
2.3. Item (a) of the Agenda: PNB1 Conversion.	13
2.4. Lista of Schedules	20
2.5. Conclusion	21
SCHEDULE 1	22
SCHEDULE 2	26

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1.          Manual for Participation

1.1        Introduction

The shareholders of Centrais Elétricas Brasileiras S.A. - ELETROBRAS ("Company" or "AXIA") holding class "B1" preferred shares issued by the Company ("PNB1") are hereby called to participate in the Special Meeting of Class "B1" Preferred Shareholders of the Company ("Special Meeting"), to be held, on first call, on April 1, 2026, at 3 p.m.

It is clarified that, due to the matters on the agenda, pursuant to article 136, §1, of Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporate Law"), only shareholders holding PNB1 shares may participate and exercise voting rights at the Special Meeting.

The Company's Management also notes that this Special Meeting is called on the same date and in the same context as the Extraordinary General Meeting ("EGM" or "EGM Migration") and the Special Meeting of Class "A1" Preferred Shareholders ("PNA1") ("PNA1 Special Meeting"), to be held, likewise, on April 1, 2026, being part of Management's proposal to enable the Company's migration to the Novo Mercado.

As will be detailed in this Management Proposal, this Special Meeting (as well as the PNA1 Special Meeting) is held pursuant to and for the purposes of article 136, §1, of the Brazilian Corporate Law, given that the EGM Migration Agenda contemplates proposals for conversion of PNA1 and PNB1 shares.

1.2        Exclusively Digital Special Meeting

The Special Meeting will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"), on April 1, 2026, at 2 p.m.

The exclusively digital format is intended to facilitate the participation of shareholders and others involved in the Special Meeting, pursuant to the Brazilian Corporate Law, CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Company's Bylaws.

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Shareholders who wish to participate in the Special Meeting must register on the https://atlasagm.com website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application") and submit all documents necessary to qualify for participation or voting at the Special Meeting by 11:59 p.m. on March 30, 2026.

The Digital Platform meets the requirements set forth in article 28, §1, items I to III, of RCVM 81 and the Special Meeting will be fully recorded.

By accessing the Digital Platform and participating in the Special Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder, according to its legitimate expectations.

The instructions for participation and for the statements of Admitted Shareholders via Digital Platform will be provided by the chair, and the time allotted for statements may be limited.

Matters outside the Agenda must be addressed through the usual Investor Relations channels and will only be attached to the minutes upon express request. Statements sent to the Special Meeting's chair by e-mail assembleiavirtual@axia.com.br, before the end of the work, will only be attached to the minutes upon express request.

The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control. It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Special Meeting. Any doubts or clarifications can be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br.

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1.3        Remote Voting Ballot (BVD)

Shareholders may participate in the Special Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.axia.com.br/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

To participate in the Special Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it no later than four days before the date of the Special Meeting (i.e., until March 28, 2026) to the following recipients::

bookkeeping agent	Shareholders with positions recorded in the book-entry register may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to sign in and have a digital certificate. Information on signing in and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.
custody agent	Shareholders must verify with the custody agent whether it will provide a service for receiving BVD ("Custody Agent"). If so, shareholders may, at their sole discretion, forward the BVD to the Custody Agent, adopting the appropriate procedures, and may incur any costs.
central depositary	Shareholders may, at their sole discretion and if they have their shares held in custody at B3 S.A. - Brasil, Bolsa, Balcão ("B3"), forward the BVD through B3's "Investor Area" on the website https://www.investidor.b3.com.br/login ("Central Depositary"), in the "Services > Remote Voting" section, under the "Open Meetings" tab. The shareholder must register its vote on each resolution and, upon completion, click on "Submit Vote". The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders.

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company

The shareholders may forward the BVD directly to the Company, provided that:

○     The BVD will only be received when completed digitally and forwarded solely and exclusively through the https://atlasagm.com/ website or the Application. To access the system:

(i)               if you are already registered on the Digital Platform, you must use the same access credentials, entering your e-mail and password;

(ii)             if you have not yet accessed the Digital Platform, you must click on "Create your account/Create new account" and inform your e-mail address. Then, the system will send a confirmation e-mail to the e-mail informed, so the shareholder can fill in the requested personal data and complete the registration; and

(iii)           after accessing the platform, the user must: (i) in the case of a natural person, select the Special Meeting and submit the required documentation; or (ii) in the case of a legal entity, link the respective representations to the representative's profile, in order to proceed with the submission of the documentation. Completing the BVD in digital format is conditional upon the prior submission of the documentation necessary for remote participation.

In addition, to digitally complete the BVD, shareholders must:

(i)               access the Special Meeting through the Digital Platform and click on "Indicate votes/Declare votes";

(ii)             inform the vote for each matter and click on "Submit Votes"; and

(iii)           proceed to digital signature with ICP Brasil certificate, through the Digital Platform itself. Votes will be considered only when the shareholder's participation in the Special Meeting is approved by the Company.

○     The BVD must contain this place, date and signature of the signatory shareholder. If the shareholder is considered a legal Entity under the terms of Brazilian law, the signature must be of its legal representatives or their attorneys-in-fact with powers to perfom this act.

○     The BVD must be accompanied by documentation proving the status of shareholder or legal representative of the signatory sharheolder, according to the requirements and formalities indicated in this Manual of Participation.

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Until the end of the submission period, the BVD may be corrected and resent by the shareholder to the Company, observing procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline.

If any items remain unfilled after the four-day period prior to the Special Meeting, the Company will treat them as instruction equivalent to an abstention from voting.

The shareholder who has already sent the BVD may also register and be admitted to participate in the Special Meeting through the Digital Platform, provided that it does so in the manner and within the deadline set forth in item 1.5 of this Manual for Participation. In such case, the shareholder will be allowed to:

○     imply participate in the Special Meeting, in which case the voting instructions received through BVD will be computed by the Special Meeting’s board; or

○     participate and vote at the Special Meeting, in which case the voting instructions received through BVD will be discarded by the Special Meeting’s board.

1.4        Required Documents

The shareholder must submit the following documents necessary for their qualification and participation in the Special Meeting through the Digital Platform:

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•      If a natural person:

○     copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

○     in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered with the Brazilian Bar Association (OAB).

•      If a legal entity:

○     Updated articles of incorporation of the shareholder and the act that invests te representative(s) with sufficient powers for representation within the scope of the Special Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and

○     If applicable, power of attorney duly granted in accordance with the law and/or the shareholder’s articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

•      If na investment fund:

○     copy oof the fund’s current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund1s voting policy;

○     corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of the investiture and/or power of attorney);

○     identification document of the legal representative(s) with a recente photo and national validity;

○     if applicable, power of attorney duly granted in accordance with the law and/or the shareholder’s articles of incorporation, together with the oficial identity document with photo of the attorney-in-fact.

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It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send a simple copy of the original documents required, through the https://atlasagm.com/ website or through the Application.

To proceed with the submission through the Digital Platform, the shareholder and/or attorney in fact must:

(I)               access the Special Meeting;

(II)             click on the "Send documents ", option, which will appear when the Special Meeting is available for consultation and with the requested documents;

(III)           for attorneys, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder represented ;

(IV)           upload the request documents in each field, under the "Required documents"; and

(V)            enable the option "Allow the above documents to be shared with the Company so that it can declare the votes", if it is accessed via the web, thereby completing the submission .

Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure system (ICP-Brasil) or by other means of proving the authorship and integrity of the document in electronic form.

1.5        Registration and Accreditation

The shareholder or attorney-in-fact who wishes to participate in the Special Meeting, via the Digital Platform, must fill in all registration data on the https://atlasagm.com/ website or through the Application and forward all documents proving qualification and/or representation by 11:59 p.m. on March 30, 2026.

To access the system, the shareholder or attorney-in-fact who:

○     already has a registration on the Digital Platform must access the link and use the same access credentials, entering their e-mail and password; and

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○     does not yet have a registration on the Digital Platform must click on "Create your account/Create new account" and enter their e-mail address. The system will then send a confirmation e-mail to the e-mail informed, so that the shareholder can fill in the requested personal data and complete the registration.

Shareholder

The shareholder who is a natural person must click on "Add Tax Document ", enter their CPF number and complete the registration by clicking on "Register/Continue".

Attorney-in-fact

The attorney-in-fact must:

(I)               click on "Add representation", located below "+ Add tax document ";

(II)             fill in the information of the shareholder it represents;

(III)           upload the supporting document in PDF format;

(IV)           set the "Expiration date" of the power of attorney or check the "Indefinite term/Lifetime validity" box; and

(V)            complete the registration by clicking on "Register/Continue".

At any time, it is possible to access the profile and inform the data of new shareholders to be represented. To do so, the attorney-in-fact must click on the circle with its photo or initials, choose "Profile" and add those represented by the "Register representation" button.

The Company will verify the documents and, if there are no pending issues, the shareholder or its attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder"). The Admitted Shareholder will receive, through the Digital Platform, confirmation of its admission to attend the Special Meeting.

If the documentation submitted is considered insufficient, inconsistent or does not meet the necessary requirements set forth in this Manual for Participation, as of the notification of refusal, the shareholder must supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or through the Application, until 11:59 p.m. on March 30, 2026.

There will be no additional deadline for complementing or correcting the documentation necessary for qualification and participation.

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Request to Participate

After the submission of the supporting documents for qualification and/or representation, the Admitted Shareholder must click on the "I want to participate in the Meeting on the day" button on the Special Meeting's home page and then confirm the action.

If any duly Admitted Shareholder does not receive the confirmation for virtual access to the Special Meeting at least eight hours prior to the start time of the Special Meeting, it must contact the Company's Investor Relations area, through the e-mail assembleiavirtual@axia.com.br, up to four hours before the start time of the Special Meeting.

Access to the Special Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Special Meeting.

The Admitted Shareholders undertake to use the individual registration exclusively to participate in the Special Meeting through digital means, and its transfer or disclosure to third parties is prohibited, as is the recording, reproduction, or sharing of any content or information transmitted during the Special Meeting.

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2.           Management Proposal

2.1.	General Guidelines

QUÓRUM FOR CONVENING AND APPROVAL

ARTICLE 136, § 1º, OF THE BRAZILIAN CORPORATE LAW

the matters submitted for resolution at a special meeting of preferred shareholders require the approval of more than half of the holders of the preferred shares of each affected class. Accordingly, the Special Meeting shall be convened and may resolve, on first call, with the presence of shareholders holding PNB1 shares representing more than half of the total PNB1 shares issued by the Company, excluding PNB1 shares held in treasury.

In light of the foregoing, the Company's Management submits to its shareholders the following proposal, to be resolved at the Special Meeting.

2.2.	Agenda

Pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law, the approval of the conversion of all class “B1” preferred shares issued by the Company (the “PNB1” and the “PNB1 Conversion”, respectively), at the ratio of 1.1 common shares (“ON”) for each 1 PNB1 Share.

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2.3.	Item (a) of the Agenda: PNB1 Conversion.

THE MIGRATION TO THE NOVO MERCADO

In June 2022, the Company completed its privatization process, becoming a corporation with dispersed ownership and no defined controlling shareholder. This institutional milestone had the purpose, among other objectives, of contributing to the modernization of the management structure and the strengthening of corporate governance, in line with the best practices of the capital markets.

Since then, the Company's Management has been pursuing a permanent agenda of governance enhancement, aimed at strengthening shareholder rights, advancing compensation and succession practices, ensuring efficient capital allocation and developing its businesses, always guided by the sustainable creation of long-term value.

In this regard, it is public knowledge among shareholders that the Company, since 2022, has been expressing interest and conducting studies on the Migration to Novo Mercado, with a view to simplifying its capital stock structure, optimizing its dividend policy and adhering to the "one share, one vote" principle, with such initiative being an integral part of its continuous improvement agenda.

Considering the progress made in the corporate governance framework and the Company's management model in recent years, and also in view of the current landscape of the energy sector and the Brazilian capital markets, the Company's Management understands that AXIA is presented with an important window of opportunity to resolve on the Migration to Novo Mercado, a natural step consistent with the Company's institutional enhancement trajectory, recognizing and reinforcing this progress and bringing permanence to such advances.

In this regard, through the Migration to Novo Mercado, the Company formally adheres to a set of governance and transparency commitments recognized by the market, making mandatory various structures previously voluntarily adopted.

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Moreover, the Company's entry into the Novo Mercado is also a fundamental step to improve its capital structure and dividend policy, benefiting its shareholder base in a material way.

This process, however, requires the simplification of the Company's current capital stock structure, given the requirements of the Novo Mercado.

The Migration to Novo Mercado, as well as the changes and matters pertinent to the implementation of this move, including the restructuring of the shareholder base, will be resolved at the EGM Migration, also called for April 1, 2026.

Additionally, as highlighted above, this Special Meeting will resolve on the PNB1 Conversion and the PNA1 Special Meeting will resolve on the PNA1 Conversion.

SHAREHOLDING RESTRUCTURING TO ENABLE THE MIGRATION TO THE NOVO MERCADO

Currently, the Company’s capital stock is composed as follows:,

(a)	ON shares, representing 69.5796% of the total capital stock, entitled to one vote per share;
(b)	PNA1 shares, representing 0.0050% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON share, and priority in dividend distributions, accruing at the rate of 8% per year on the capital attributable to this type and class of shares, as set forth in current article 11, §2, of the Bylaws;
(c)	PNB1 shares, representing 9.6021% of the total capital stock, without voting rights at general meetings, except in cases provided by law or the Bylaws, and with the preferences and advantages set forth in the Bylaws, including the right to receive dividends at least 10% higher than those attributed to each ON share, and priority in dividend distributions, accruing at the rate of 6% per year on the capital attributable to this type and class of shares, as set forth in current article 11, §3, of the Bylaws;

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(d)	PNC shares, representing 20.8133% of the total capital stock, entitled to one vote per share, convertible into ON shares and redeemable up to 2031, pursuant to §§7 to 13 of current article 11 of the Bylaws; and
(e)	one special class preferred share held by the Federal Government (“Golden Share”), without voting rights at general meetings, except for the veto right provided for in current article 11, §4, of the Bylaws

In the case of the Golden Share and PNC shares, their maintenance in the event of Migration to Novo Mercado was already expressly authorized by B3

The Golden Share is provided for in article 8, sole paragraph, of the Novo Mercado Regulation. PNC shares were subject to specific authorization by B3, as per the Material Fact disclosed by the Company on November 28, 2025¹.

In this context, while the current characteristics of the ON shares, PNC shares, and the Golden Share are already aligned with the Novo Mercado, the PNA1 and PNB1 share classes, particularly because they do not carry full voting rights (the "one share, one vote" principle), require adjustments to enable the Migration to Novo Mercado.

Pursuant to article 136, §1, of the Brazilian Corporate Law, the conversion of preferred shares into common shares is subject to the approval of more than half of the shares of the respective class.

Due to this legal requirement and in light of the particular characteristics involving the PNA1 shares, it should be noted at the outset that the Company obtained from B3 prior authorization for exceptional treatment (waiver) of PNA1 shares in this Migration to Novo Mercado process ("B3 Waiver - PNA1")².

In this regard, even if the Company, despite its best efforts, does not succeed in the PNA1 Conversion, AXIA may proceed with the Migration to Novo Mercado and maintain the PNA1 class in its capital stock structure indefinitely, provided that the PNA1 shares acquire full voting rights, in compliance with the "one share, one vote" principle.

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The reasons for the exceptional treatment of PNA1 shares, as recognized by B3, are detailed in the Management Proposals for the EGM Migration and for the PNA1 Special Meeting, also made available on this date by the Company.

Regarding the PNB1 class, it should be noted that the conversion of all PNB1 shares into ON common shares is an inescapable condition to enable the Migration to Novo Mercado.

Due to the B3 Waiver, however, the Company's Management structured two alternative implementation scenarios for the Migration to Novo Mercado.

In both scenarios, the success of the PNB1 Conversion is a fundamental premise. However, depending on whether or not the PNA1 Conversion is successful, in the context of the PNA1 Special Meeting, the following scenarios may materialize:

o	SCENARIO A: if the PNA1 Special Meeting approves the PNA1 Conversion, on first or second call, holders of PNA1 Shares will receive Common Shares at the ratio of 1.1 Common Shares for each 1 PNA1 Share; or
o	SCENARIO B: if the PNA1 Special Meeting is not installed and/or does not approve the PNA1 Conversion, the proposed structure provides for the maintenance of the PNA1 Shares (with the preservation of their respective economic rights), and such class will additionally be granted full voting rights.

Holders of PNB1 Shares, in turn, if the PNB1 Conversion is approved, will receive Common Shares at the ratio of 1.1 Common Shares for each 1 PNB1 Share.

Unlike the PNA1 Shares, there is no alternative scenario for the Novo Mercado Migration without the PNB1 Conversion or in which the final structure would modify the rights currently attributed to the PNB1 Shares.

The alternative scenarios contemplated for the Novo Mercado Migration, depending on the approval of the PNA1 Conversion, are illustrated below:

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SCENARIO A (with PNA1 Conversion):

Current share capital structure	Post-Migration to Novo Mercado share capital structure
ON	ON
PNA1	~~PNA1~~ (converted into ON)
PNB1	~~PNB1~~ (converted into ON)
PNC (temporary – created by the EGM held on December 19, 2025))	PNC (temporary – created by the EGM held on December 19, 2025)
Golden Share	Golden Share

SCENARIO B (without PNA1 Conversion):

Current share capital structure	Post-Migration to Novo Mercado share capital structure
ON	ON
PNA1	PNA1 (will acquire full voting rights)
PNB1 (without voting rights)	~~PNB1~~ (converted into ON)
PNC (temporary – created by the EGM held on December 19, 2025)	PNC (temporary – created by the EGM held on December 19, 2025)
Golden Share	Golden Share

In any scenario, therefore, if the Migration to Novo Mercado takes place, the PNB1 shares will have been converted.

In light of the foregoing, the Company's Management submits for resolution by the holders of PNB1 shares the PNB1 Conversion, on the terms hereby presented.

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It should be noted that, if approved, the effectiveness of the resolution hereby submitted is subject, naturally, to the approval of the EGM Migration, which will resolve on the PNB1 Conversion and the other matters necessary to the Migration to Novo Mercado.

PROPOSED EXCHANGE RATIO AND CONVERSION PREMIUM

In the context of the Company’s shareholding restructuring to enable the Novo Mercado Migration, Management is submitting to its shareholders a proposed exchange ratio of 1:1.1 to effect the PNB1 Conversion, such that holders of PNB1 Shares will be entitled to a conversion premium (the “Conversion Premium”), based on the ratio of 1.1 Common Shares for each 1 PNB1 Share. It is further noted that any fractions of Common Shares resulting from this conversion will be aggregated and, in due course, sold by the Company through a stock exchange auction. The net proceeds from such auction will be distributed proportionally to the shareholders entitled to the fractions, in accordance with the procedures and timelines to be disclosed in due course.

In determining the 1:1.1 exchange ratio, Management evaluated and considered a broad range of guidelines, criteria and data relating to the PNB1 Shares, within the context of a holistic assessment of the Novo Mercado Migration transaction, in order to provide, within a range of reasonableness, a conversion proposal that is fair and advantageous to all shareholder bases involved.

In this context, the Conversion Premium is intended both to compensate PNB1 shareholders for the statutory economic preferences and advantages attached to their class of shares and to incentivize their support for the related conversion proposals, while taking into account that the unification of the shareholder base occurs in connection with the Novo Mercado Migration, which involves multiple value drivers previously described.

In proposing the exchange ratio and determining the Conversion Premium, Management conducted studies and analyses, with a view to presenting to its shareholders a fair exchange ratio that appropriately reflects the relevant economic and governance impacts associated with this change in the Company’s shareholding structure.

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It should also be emphasized that the Company's Management proposes exactly the same Conversion Premium for the PNB1 Conversion and for the PNA1 Conversion (which will be resolved at the EGM Migration and the PNA1 Special Meeting).

This approach is justified insofar as the PNA1 class, unlike PNB1, lacks liquidity, despite being entitled to dividend distribution priority rights at a higher rate than the PNB1 class (8% for PNA1 and 6% for PNB1). Thus, in economic terms, the Company's Management understands that the PNA1's priority dividend rights are, to a large extent, offset by its low liquidity, which justifies the attribution of the same Conversion Premium to the PNA1 and PNB1 classes.

This lack of liquidity of the PNA1 class is evidenced by the low volume of share trades on the stock exchange. Considering the date of the call notice of this Special Meeting as a reference, the last PNA1 transaction was recorded on December 1, 2025, even before reflecting the stock bonus operation approved at the EGM of December 19, 2025. In 2025, only 6 PNA1 share transactions were recorded on the stock exchange.

Additionally, the recent dividend payment history has shown a practical equalization between the dividends received by PNA1 and PNB1 shareholders, which, together with the lack of liquidity of PNA1, supports the treatment proposed above.

It should also be noted that, the Company is making available to its shareholders a specific presentation containing a summary of relevant information regarding the proposed Migration to the Novo Mercado, including the justifications and rules for the Preferred Share Conversion and the benefits of the transaction. ("NM Presentation").

The NM Presentation will be available for consultation under the "Market Notice" category, type "Presentations to analysts/market agents," and should be considered as an integral part of this Proposal by shareholders, as it contains supplemental information that may assist in their analysis of the matter.

In light of the foregoing, the Company's Management recommends the approval of the matter on the Agenda of this Special Meeting, with the PNB1 Conversion.

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APPRAISAL RIGHTS

If the PNB1 Conversion is approved, the shareholders holding PNB1 shares who do not vote in favor at the Special Meeting, whether by voting against, abstaining, or being absent, as the case may be ("Dissenting Shareholders"), will be entitled to appraisal rights, through the reimbursement of their respective shares. Dissenting Shareholders may only exercise appraisal rights with respect to all of the PNB1 shares that they demonstrably held as of the close of trading on February 18, 2026 (the date of disclosure of the Material Fact announcing the PNB1 Conversion proposal), and continuously held through the date of actual exercise of appraisal rights; no partial exercise of appraisal rights is permitted.

The Company may call a general meeting to ratify or reconsider the resolution, if it determines that payment of the reimbursement amount to Dissenting Shareholders may jeopardize the Company's financial stability, pursuant to article 137, §3, of the Brazilian Corporate Law.

In the event of exercise of appraisal rights by holders of PNB1 shares, and in view of the period for exercise of appraisal rights, the reimbursement amount will correspond to the book value per PNB1 share, calculated based on the shareholders' equity recorded in the financial statements for the fiscal year ended December 31, 2025, to be released on February 26, 2026 ("2025 Financial Statements").

In compliance with article 18 of RCVM 81, the Company presents, in Schedule 1, the information required by Exhibit F of RCVM 81, relating to the changes in the preferences and advantages of PNB1 shares resulting from the PNB1 Conversion.

Finally, in compliance with article 21 of RCVM 81, Schedule 2 sets forth the information relating to the appraisal rights arising from the PNB1 Conversion, as required by Exhibit H of RCVM 81.

2.4.	Lista of Schedules
○	SCHEDULE 1

Information on the PNB1 Conversion (According to Exhibit F of RCVM81)

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○	SCHEDULE 2

Information on Appraisal Rights (According to Exhibit H of RCVM 81).

2.5.	Conclusion

In light of the foregoing, the Company's Board of Directors approved the call notice of the Special Meeting, pursuant to this Management Proposal and its Schedules, and recommended the approval of the matters presented herein.

Rio de Janeiro, February 18, 2026

Vicente Falconi Campos

Chairman of the Board of Directors

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SCHEDULE 1

PNB1 Conversion (According to Exhibit 1 of RCVM 81)

1. If there is the creation of preferred shares or a new class of preferred shares

a. To substantiate, in detail, the proposal for the creation of the shares

b. Describe, in detail, the rights, advantages and restrictions to be attributed to the shares to be created, in particular:

i. Increased dividends in relation to common shares

ii. Fixed or minimum dividends

iii. Possible cumulative nature of dividends

iv. Right to participate in remaining profits

v. Right to receive dividends from the capital reserve account

vi. Priority in the repayment of capital

vii. Premium on capital repayment

viii. Right to vote

ix. Statutory right to elect members of the board of directors in a separate vote

x. Right to be included in the public tender offer for the acquisition of shares upon transfer of control provided for in article 254-A of Law No. 6,404, of 1976

xi. Right of veto in relation to amendments to the bylaws

xii. Redemption Terms and Conditions

xiii. Amortization Terms and Conditions

c. Provide detailed analysis of the impact of the creation of shares on the rights of holders of other types and classes of shares of the company

Not applicable, considering that this Special Meeting does not propose the creation of preferred shares or a new class of preferred shares.

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2. If there is a change in the preferences, advantages or conditions of redemption or amortization of preferred shares

Preliminarily, the Company clarifies that the PNB1 Conversion proposal does not contemplate the amendment of the preferences and advantages of the current PNB1 shareholders, but rather their conversion into ON shares, with the respective extinguishment of the PNB1 shares, in line with the exchange ratio detailed in this Management Proposal. Notwithstanding, for clarification purposes, the Company presents this Schedule 1, in the form of Exhibit F of RCVM 81, to address the potential impacts arising from the implementation of the PNB1 Conversion, if approved.

a. Describe in detail the proposed amendments

If the PNB1 Conversion is approved at this Special Meeting and at the Migration EGM, and the Conditions Precedent – PNB1 are satisfied, all PNB1 Shares issued by the Company will be converted, and their holders will receive Common Shares at the ratio of 1.1 Common Shares for each 1 PNB1 Share.

b. Provide detailed reasons for the proposed amendments

The Company's Management understands that the PNB1 Conversion is in the interest of all its shareholders, especially due to the benefits arising from the unification and simplification of the shareholder base, and the advantages arising from the Migration to Novo Mercado, which can only be made possible if the PNB1 Conversion is effected.

In addition, as described in this Management Proposal, the Company's Management understands that the proposed Conversion Premium ensures adequate treatment of all the Company's shareholders.

Accordingly, the Company's Management recommends the approval of the PNB1 Conversion, both at this Special Meeting and at the EGM Migration.

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c. Provide detailed analysis of the impact of the proposed changes on the holders of the shares subject to the amendment

If the PNB1 Conversion is implemented, the current holders of PNB1 Shares will become holders of Common Shares issued by the Company, at the ratio of 1.1 Common Shares for each 1 PNB1 Share.

Upon receipt of the Common Shares, holders of PNB1 Shares will hold economic and governance rights identical to those currently held by holders of Common Shares, in view of the unification of the shareholder base, including voting rights. The rights attached to the Common Shares are those provided for under applicable laws and regulations and the Company’s bylaws (see, in this regard, the versions of the bylaws attached to the Management Proposal for the Migration EGM).

In addition, as a result of the unification of the shareholder base, holders of PNB1 Shares will experience a significant increase in liquidity, considering that the Common Shares are a security of recognized liquidity and are included in B3’s main liquidity indices.

On the other hand, Management clarifies that all preferences and advantages currently attributed to the holders of PNB1 Shares will not be transferred to the Common Shares to be received upon completion of the PNB1 Conversion. Accordingly, if the PNB1 Conversion is approved and implemented, the current holders of PNB1 Shares will no longer be entitled to receive dividends at least 10% higher than those attributed to each Common Share, nor will they retain priority in the distribution of dividends at the rate of 6% per year on the capital allocated to such class and series of shares, as provided for in Article 11, paragraph 3, of the Company’s current bylaws.

Finally, if the PNB1 Conversion is approved and carried out, the shareholders holding PNB1 shares who do not vote in favor of the PNB1 Conversion at this Special Meeting, whether by voting against, abstaining, or being absent, as the case may be ("Dissenting Shareholders"), will be entitled to appraisal rights, through the reimbursement of their respective shares. Dissenting Shareholders may only exercise appraisal rights with respect to all of the PNB1 shares that they demonstrably held as of the close of trading on February 18, 2026 (the date of disclosure of the Material Fact announcing the PNB1 Conversion proposal), and continuously held through the date of actual exercise of appraisal rights; no partial exercise of appraisal rights is permitted.

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Information on the appraisal rights applicable to PNB1 shares can be found in Schedule 2 to this Management Proposal.

d. Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company

If approved and carried out, the PNB1 Conversion may dilute political rights attributed to the current holders of voting shares, to the extent that new ON shares with voting rights would be delivered to the current holders of PNB1 shares, which would be extinguished.

On the other hand, if the PNB1 Conversion is approved and carried out, there will be the elimination of the differentiated equity rights of PNB1 shares related to the receipt of dividends, with the equity equalization of the Company's shareholder base.

Additionally, for clarification purposes, the PNB1 Conversion does not affect the rights granted to the Federal Government of Brazil and will not impact the Golden Share or the rights to elect officers and members of the Fiscal Council provided for in Chapter IV of the Company’s bylaws.

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SCHEDULE 2

Information on Appraisal Rights (According to Exhibit H of RCVM 81).

1. Describe the event that gave or will give rise to appraisal rights and its legal basis

As described in item 2.3 of this Management Proposal, if approved, the PNB1 Conversion is an event that will trigger the exercise of appraisal rights by shareholders who do not vote in favor at the Special Meeting (by voting against, abstaining, or being absent, as the case may be).

Pursuant to article 137, caput and item I, of the Brazilian Corporate Law, the alteration of the preferences and/or advantages attributed to one or more classes of preferred shares, or the creation of a new more favored class, confers appraisal rights on dissenting shareholders holding shares of the affected type or class.

Considering that the PNB1 Conversion necessarily entails the alteration of the preferences and economic advantages currently attributed to PNB1 shares, the resolution subject of this Special Meeting will trigger appraisal rights for dissenting shareholders holding PNB1 shares.

The Company may call a general meeting to ratify or reconsider the resolution, if it determines that payment of the reimbursement amount to dissenting shareholders may jeopardize the Company's financial stability, pursuant to article 137, §3, of the Brazilian Corporate Law.

2. Indicate the shares and classes to which appraisal rights apply

Appraisal rights will be applicable only to shareholders holding PNB1 shares that are dissenting from the PNB1 Conversion resolution at the Special Meeting, whether by dissension, abstention or absence.

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3. Indicate the date of the first publication of the call notice for the meeting, as well as the date of the material fact disclosure regarding the resolution that gave or will give rise to appraisal rights

The Call Notice for the Special Meeting will be published in the "Valor Econômico" newspaper, for the first time, on February 20, 2026, and has been made available on the websites of the CVM, B3 and the Company.

The Material Fact announcing the PNB1 Conversion proposal was disclosed on February 18, 2026, also on the websites of the CVM, B3 and the Company.

4. Indicate the period for exercise of appraisal rights and the date to be considered for determining the holders of shares entitled to exercise appraisal rights

If applicable, the exercise of the appraisal rights will begin after the publication of the minutes of the Special Meeting.

Accordingly, if the Special Meeting is convened and held on first call (on April 1, 2026), the publication of the minutes is expected for April 2, 2026, and the appraisal rights period would expire on May 3, 2026, observing the provisions of article 137, items IV, V and VI, of the Brazilian Corporate Law. Likewise, the dates shall also be updated if the scheduled date for the meetings, including the Special Meeting, is postponed.

Dissenting shareholders may only exercise appraisal rights with respect to all of the PNB1 shares that they demonstrably held as of the close of trading on February 18, 2026 (the date of disclosure of the Material Fact announcing the PNB1 Conversion proposal), and continuously held through the date of actual exercise of appraisal rights; no partial exercise of appraisal rights is permitted.

Finally, it is reiterated that appraisal rights will only exist in the event of actual approval, by the Special Meeting, of the PNB1 Conversion.

5. Indicate the reimbursement amount per share or, if it is not possible to determine it in advance, Management's estimate of such amount

See item 6 below.

6. Indicate the method for calculating the reimbursement amount

The reimbursement amount, pursuant to the general rule set forth in article 45 of the Brazilian Corporate Law, will correspond to the book value per PNB1 share, calculated based on the Company's shareholders' equity recorded in the last balance sheet approved by the general meeting, which, as of the date of payment of the reimbursement amount, will be reflected in the 2025 Financial Statements, to be released on February 26, 2026.

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For reference, considering the financial statements for the fiscal year 2024, the book value would correspond to R$52.8209588795 per share.

Additionally, in view of the fact that the book value will be determined based on the 2025 Financial Statements, the Company's Management clarifies that, on February 26, 2026, it will release a Notice to Shareholders detailing the reimbursement amount that will be due, if applicable, to dissenting PNB1 shareholders

7. Indicate whether shareholders will be entitled to request the preparation of a special balance sheet

Considering that the reimbursement amount will be calculated based on the 2025 Financial Statements, dissenting shareholders will not be entitled to request, in conjunction with the reimbursement, the preparation of a special balance sheet, pursuant to article 45, §2, of the Brazilian Corporate Law.

8. If the reimbursement amount is determined by appraisal, list the experts or specialized firms recommended by Management

Not applicable, considering that the reimbursement amount will not be determined by appraisal.

9. In the event of a merger, merger of shares or consolidation involving a controlling and controlled company or companies under common control

a. Calculate the share exchange ratios based on shareholders' equity at market prices or other criteria accepted by the CVM

b. Indicate whether the share exchange ratios provided for in the transaction protocol are less advantageous than those calculated in accordance with item 9(a) above

c. Indicate the reimbursement amount calculated based on shareholders' equity at market prices or other criteria accepted by the CVM

Not applicable, considering that the appraisal rights do not arise from a merger, merger of shares or consolidation involving a controlling and controlled company or companies under common control.

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10. Indicate the book value per share calculated based on the last approved balance sheet

As highlighted in item 6 above, for reference, considering the financial statements for the fiscal year 2024, the book value would correspond to R$52.8209588795 per share.

Additionally, in view of the fact that the book value will be determined based on the 2025 Financial Statements, the Company's Management clarifies that, on February 26, 2026, it will release a Notice to Shareholders detailing the reimbursement amount that will be due, if applicable, to dissenting PNB1 shareholders.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.